Exhibit 99.1

Sinovac Reports Unaudited Second Quarter Financial Results

-- Conference call scheduled for Friday, August 15, 2014 at 8:00 AM ET --

BEIJING, Aug.14, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter and half year financial results for the period ended June 30, 2014.

Second Quarter 2014 Financial Highlights

(compared to the second quarter 2013)

•	Quarterly sales were $12.1 million, a decrease of 30.7% from $17.5 million in the prior year period. Sales for the first six months were $25.6 million, a decrease of 6.8% YoY from $27.5 million.

•	Gross profit was $9.1 million, a decrease of 33.3% from $13.6 million in the prior year period.

•	Gross margin was 75.0%, compared to 77.9% in the prior year period.

•	Net loss attributable to common stockholders was $2.2 million, or $(0.04) per basic and diluted share, compared to net income attributable to common stockholders of $1.3 million, or $0.02 per basic and diluted share, in the second quarter of 2013.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "While sales were impacted during the second quarter by short-term challenges from the external market environment, we are continuing to grow our sales channels and make strong progress in the development of our pipeline vaccines."

"In July, we received the first tranche of our RMB 60 million government grant to build a dedicated facility for the production of the EV71 vaccine, which is currently under review by the Center for Drug Evaluation. During the second quarter, we received our clinical trial license for the pneumococcal polysaccharide vaccine (PPV) from the CFDA and expect to begin trials later this year."

"Although we experienced decreased sales in the second quarter, we remain confident in our ability to execute our proven sales and marketing strategies, and continue to develop new vaccines that are both effective and safe. We expect these initiatives to meaningfully contribute to our performance as market conditions improve." Mr. Yin concluded.

Second Quarter 2014 Business Highlights

Sales Update

Public Tenders Sinovac has been selected by the Beijing Health Bureau as the sole supplier of inactivated hepatitis A vaccine in pre-filled syringe dosage to the Expanded Program of Immunization (EPI) for Beijing. The tender is valued at approximately RMB 16 million. The vaccines purchased by the Beijing Health Bureau will be used for the period from 2014 to 2016. The Company expects to begin delivery in the coming months.

Additionally, Sinovac has also been selected by the Beijing Centers for Disease Control and Prevention to be a supplier of the seasonal influenza vaccine to the citizens of Beijing for 2014. The Company expects to begin delivery in the third quarter of 2014.

International Sales to Mexico Sinovac obtained its commercialization license for Anflu in Mexico late last year. In early July, the Company delivered its first order of 150,000 doses of Anflu to Mexico, as it continues its efforts in international market expansions.

R&D Update

PPV The Company received clinical trial approval for its PPV in May. Sinovac has selected a site for the clinical trial and its draft proposal is currently under expert review. The Company expects clinical trials to begin by the end of 2014, following approval by an ethics committee.

Other Operation Updates

Government Grant In April, Sinovac received approval for a RMB 60 million government grant from China's Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, and National Health and Family Planning Commission for construction of the Company's dedicated EV71 vaccine production facility. Sinovac received the first RMB 20 million of the grant in July. The remainder will be provided once construction and approval criteria are met.

VAT Rate Reduction The value added tax (VAT) rate applied to the sales of Sinovac's vaccine products has been reduced to 3% from 6%, as authorized by the Ministry of Finance and State Administration of Taxation of China. The reduced VAT rate was effective July 1, 2014, and therefore did not impact second quarter results. Going forward, the reduced VAT rate will contribute to an improvement in the profitability of the Company's vaccines in Chinese market.

Unaudited Financial Results for Second Quarter 2014

(In USD'000 except percentage data)	2014 Q2	% of Sales	2013 Q2	% of Sales
Hepatitis A – Healive	5,113	42.3%	7,021	40.2%
Hepatitis A&B – Bilive	6,439	53.3%	9,586	54.9%
Hepatitis vaccines	11,552	95.6%	16,607	95.1%
Influenza vaccine	-	-	48	0.3%
Animal vaccine	18	0.1%	65	0.4%
Mumps vaccine	520	4.3%	732	4.2%
Regular sales	12,090	100.0%	17,452	100.0%
H5N1	-	-	-	-
Total sales	12,090	100.0%	17,452	100.0%
Cost of goods sold	3,025	25.0%	3,861	22.1%
Gross profit	9,065	75.0%	13,591	77.9%

In the second quarter 2014, total sales were $12.1 million, a decrease of 30.7% from $17.5 million during the same period in 2013. This decrease was primarily due to softer demand in the private vaccine market. China's CDCs have been also more conservative in their vaccination programs. Nevertheless, the Company achieved record sales in the second quarter of 2013, which resulted in a higher basis for year-over-year comparison.

Gross profit was $9.1 million in the second quarter 2014, compared to $13.6 million in the prior year period. Gross margin decreased to 75.0% from 77.9% in the prior year period. The slight decrease in gross margin is attributable to idle capacity in the Company's influenza facility during the second quarter, which was charged to cost of goods sold.

Selling, general and administrative expenses for the second quarter 2014 were $8.6 million, compared to $8.8 million in the same period of 2013.

R&D expenses for the second quarter of 2014 were $3.3 million, a $1.2 million increase over the same period in 2013. These expenses are primarily related to the continued advancement of pipeline vaccine candidates, including sIPV, EV71, PPV, and varicella vaccine.

Net loss attributable to common stockholders for the second quarter of 2014 was $2.2 million, or $ (0.04) per basic and diluted share, compared to a net income attributable to common stockholders of $1.3 million, or $0.02 per basic and diluted share, in the same period last year.

Unaudited Financial Results for First Half of 2014

(In USD'000 except percentage data)	2014 H1	% of Sales	2013 H1	% of Sales
Hepatitis A – Healive	11,552	45.1%	13,199	48.0%
Hepatitis A&B – Bilive	12,437	48.5%	12,581	45.7%
Hepatitis vaccines	23,989	93.6%	25,780	93.7%
Influenza vaccine	61	0.2%	330	1.2%
Animal vaccine	44	0.2%	78	0.3%
Mumps vaccine	1,440	5.6%	1,316	4.8%
Regular sales	25,534	99.6%	27,504	100.0%
H5N1	102	0.4%	-	-
Total sales	25,636	100.0%	27,504	100.0%
Cost of goods sold	6,303	24.6%	6,853	24.9%
Gross profit	19,333	75.4%	20,651	75.1%

Total sales for the first half of 2014 were $25.6 million, a decrease of 6.8% from $27.5 million in the same period of 2013. Sales for the first half of 2014 were impacted by decreased sales of the Company's hepatitis A vaccine, Healive, as a result of the challenging environment in the private-pay market.

Gross profit for the first half of 2014 was $19.3 million, a decrease of 6.4% from $20.7 million in the same period of 2013. Gross margin was 75.4% in the first half of 2014, compared to 75.1% in the same period of 2013.

Selling, general and administrative expenses for the first half of 2014 were $16.4 million, compared to $15.9 million for the same period of 2013.

R&D expenses in the first half of 2014 were $5.0 million, compared to $3.9 million in the same period of 2013. These expenses are primarily related to the continued advancement of pipeline vaccine candidates.

Net loss attributable to stockholders in the first half of 2014 was $2.2 million or $(0.04) per basic and diluted share, compared to a net loss of $0.7 million, or $(0.01) per basic and diluted share, in the same period of 2013.

As of June 30, 2014, cash and cash equivalents totaled $89.6 million, compared to $107.2 million as of December 31, 2013. Net cash used in operating activities was $11.4 million during the first half of 2014. Net cash used in investing activities was $5.7 million, which was primarily used for payment of property, plant and equipment for the Company's Changping facility. Net cash provided by financing activities was $0.9 million during the first half of 2014, including loan proceeds of $8.9 million and loan repayment of $8.5 million. As of June 30, 2014, the Company had $36.0 million of bank loans due within one year. Sinovac's cash and cash equivalents position of $89.6 million is sufficient to meet both these loan repayment obligations as well as the Company's operational requirements.

Conference Call Details

Sinovac will host a conference call on Friday, August 15, 2014 at 8:00 a.m. ET (August 15, 2014 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.  To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International).  A replay of the call will be available from 11:00 a.m. ET on August 15, 2014 through August 29, 2014. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13587706.

A live audio webcast of the call will also be available on the Investor Relations section of the Company's website at www.sinovac.com. A webcast replay will be available on the Company's website for 30 days following the call, beginning August 15, 2014.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of June 30, 2014 and December 31, 2013

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	December 31,2013	June 30, 2014
		(Unaudited)
Cash and cash equivalents	107,242	89,634
Accounts receivable	31,927	34,733
Inventories	14,329	19,780
Prepaid expenses and deposits	1,150	1,294
Deferred tax assets	2,602	1,981
Total current assets	157,250	147,422

Property, plant and equipment	67,963	64,646
Prepaid land lease payments	10,948	10,545
Long-term inventories	2,781	3,893
Long-term prepaid expenses	154	72
Prepayment for acquisition of equipment	708	3,169
Deferred tax assets	117	305
Licenses	772	553
Total assets	240,693	230,605

Current liabilities
Bank loans and current portion of long-term debt	16,217	35,975
Loan from a non-controlling shareholder	3,324	3,243
Accounts payable and accrued liabilities	28,037	24,384
Income tax payable	246	240
Deferred revenue	875	306
Deferred government grants	458	449
Total current liabilities	49,157	64,597

Deferred government grants	4,746	4,588
Long-term debt	32,146	11,651
Deferred revenue	11,005	10,639
Total long term liabilities	47,897	26,878

Total liabilities	97,054	91,475

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	56	56
Additional paid-in capital	107,393	107,868
Accumulated other comprehensive income	14,141	12,039
Statutory surplus reserves	11,808	11,808
Accumulated deficit	(4,714)	(6,958)
Total stockholders' equity	128,684	124,813

Non-controlling interests	14,955	14,317
Total equity	143,639	139,130
Total liabilities and equity	240,693	230,605

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and six months ended June 30, 2013 and 2014

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Sales	17,452	12,090	27,504	25,636
Cost of sales	3,861	3,025	6,853	6,303
Gross profit	13,591	9,065	20,651	19,333

Selling, general and administrative expenses	8,786	8,589	15,891	16,381
Provision for doubtful accounts	604	132	886	294
Research and development expenses	2,042	3,265	3,889	4,967
Loss (income) on disposal and Impairment of property, plant and equipment	-	29	(2)	29
Total operating expenses	11,432	12,015	20,664	21,671
Operating income (loss)	2,159	(2,950)	(13)	(2,338)

Interest and financing expenses	(770)	(832)	(1,433)	(1,582)
Interest income	583	765	1,024	1,545
Other income (expenses) - net	(54)	71	7	217
Income (loss) before income taxes and non-controlling interests	1,918	(2,946)	(415)	(2,158)
Income tax benefit (expense)	(4)	(76)	(37)	(423)

Net Income (loss)	1,914	(3,022)	(452)	(2,581)
Less: (Income) loss attributable to the non-controlling interests	(595)	774	(237)	337
Net Income (loss) attributable to stockholders of Sinovac	1,319	(2,248)	(689)	(2,244)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	1,119	(319)	1,353	(2,403)
Total comprehensive income (loss)	3,033	(3,341)	901	(4,984)
Less: comprehensive (income) loss attributable to non-controlling interests	(707)	738	(378)	638
Comprehensive income (loss) attributable to stockholders of Sinovac	2,326	(2,603)	523	(4,346)

Weighted average number of shares of
Basic	55,056,191	55,663,566	54,995,674	55,625,509
Diluted	55,522,748	55,663,566	54,995,674	55,625,509

Earning per share
Basic	0.02	(0.04)	(0.01)	(0.04)
Diluted	0.02	(0.04)	(0.01)	(0.04)

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2013 and 2014

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2013	2014	2013	2014
Cash flows provided by (used in) operating activities
Net income (loss)	$1,914	$(3,022)	$(452)	$(2,581)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
- deferred income taxes	(17)	58	(15)	369
- stock-based compensation	62	71	138	143
- inventory provision	768	321	768	542
- provision for doubtful accounts	604	132	886	294
- impairment of equipment and loss on disposal	-	29	(3)	29
- depreciation of property, plant and equipment and amortization of licenses	1,718	1,903	3,348	4,534
- amortization of the prepaid land lease payments	69	65	138	132
- accretion expenses	34	28	52	55
Changes in:
- accounts receivable	(4,511)	1,327	(8,288)	(3,654)
- inventories	(3,582)	(4,905)	(6,657)	(7,784)
- prepaid expenses and deposits	399	234	256	(348)
- deferred revenue	(162)	33	(1,229)	(685)
- accounts payable and accrued liabilities	(593)	(1,889)	1,754	(2,459)

Net cash used in operating activities	(3,297)	(5,615)	(9,304)	(11,413)

Cash flows provided by (used in) financing activities
- Loan proceeds	3,305	3,182	10,785	8,917
- Loan repayments	(162)	(6,084)	(162)	(8,542)
- Proceeds from issuance of common stock,
net of share issuance costs	406	147	417	252
- Proceeds from shares subscribed	8	31	8	80
- Government grants received	220	185	524	185

Net cash provided (used in) by financing activities	3,777	(2,539)	11,572	892

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(508)	(3,479)	(2,232)	(5,683)

Net cash used in investing activities	(508)	(3,479)	(2,232)	(5,683)

Exchange gain (loss) on cash and cash equivalents	512	(385)	769	(1,404)

Increase (decrease) in cash and cash equivalents	484	(12,018)	805	(17,608)

Cash and cash equivalents, beginning of year	91,562	101,652	91,241	107,242

Cash and cash equivalents, end of year	$92,046	$89,634	$92,046	$89,634